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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                      BEST POWER TECHNOLOGY, INCORPORATED
                           (Name of Subject Company)


                      BEST POWER TECHNOLOGY, INCORPORATED
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   086548104
                     (CUSIP Number of Class of Securities)


                                DENNIS E. BURKE
                    EXECUTIVE VICE PRESIDENT--ADMINISTRATION
                            AND CORPORATE SECRETARY
                                  P.O. BOX 280
                                    ROUTE 80
                         NECEDAH, WISCONSIN 54646-9899
                                 (800) 365-6145
                 (Name, address and telephone number of person
                 authorized to receive notice and communication on behalf of the person(s) filing statement).


                                WITH A COPY TO:

                             THOMAS C. JUDGE, ESQ.
                            MICHAEL BEST & FRIEDRICH
                            135 SOUTH LASALLE STREET
                                   SUITE 1610
                          CHICAGO, ILLINOIS 60603-4391
                                 (312) 845-5800

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     This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on May 16, 1995 (the "Schedule 14D-9"), by Best Power Technology, Incorporated, a Delaware corporation (the "Company") relating to the offer by G.S. Newco, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of General Signal Corporation, a New York corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 16, 1995, as amended by amendments dated May 24, 1995, May 30, 1995 and May 31, 1995 (collectively, the "Schedule 14D-1"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares") of the Company at a purchase price of $21.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated
May 16, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Reference is hereby made to the restated opinion of The
Chicago Corporation, dated May 10, 1995, and to the press release of the Company, dated May 31, 1995, which are respectively attached as
Exhibit 11 and Exhibit 14 hereto and are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Reference is hereby made to the press release of the Company, dated May 31, 1995, which is attached as Exhibit 14 hereto and is incorporated herein by reference.

     Reference is hereby made to the Complaint of Salvatore Vernace against Steve J. Paul, Roland D. Pampel, Willard S. Paul, Dennis E. Burke, Paul F. Koeppe, Marguerite M. Paul, Soren Rathmann, the Company and the Parent, which is attached as
Exhibit 15 hereto and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 11     Restated Opinion of The Chicago Corporation, dated
               May 10, 1995.

Exhibit 14     Press Release of the Company, dated May 31, 1995.

Exhibit 15 Complaint, C.A. No. 14303, as filed with the Court of Chancery of the State of Delaware in and for New Castle County on May 23, 1995.



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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BEST POWER TECHNOLOGY, INCORPORATED

                                          By /s/ DENNIS E. BURKE
                                             ...................................
                                             Dennis E. Burke, Executive Vice
                                             President--Administration
                                             and Corporate Secretary

Dated: May 31, 1995

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                          EXHIBIT INDEX

Exhibit No.                                                          Page No.
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Exhibit 11     Restated Opinion of The Chicago Corporation, dated
               May 10, 1995.

Exhibit 14     Press Release of the Company, dated May 31, 1995.

Exhibit 15 Complaint, C.A. No. 14303, as filed with the Court of Chancery of the State of Delaware in and for New Castle County on May 23, 1995.







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